Exhibit 99.1

Update on COVID-19 Pandemic

Rogers Communications Inc. (“Rogers”, “we” or “our”) has been closely monitoring developments related to coronavirus disease 2019 (COVID-19). As the COVID-19 pandemic continues to significantly impact the well-being of individuals and the Canadian and global economies, Rogers has implemented a response plan to continue providing service and support to our customers and communities while safeguarding the health and safety of the public and our employees.

Rogers is focused on operating and maintaining its wireless and wireline networks, and media operations, as well as the key business operations required to ensure service continuity for customers. Rogers has implemented alternative working arrangements for employees and temporarily closed retail locations nationally, with the exception of a limited number of street front stores that remain open to urgent customer support. On March 16, 2020 we announced a series of measures to help our customers including the waiving of certain fees.

Rogers is in close contact with government officials at all levels, suppliers and partners, and key business customers, and its pandemic response plans are evolving.

Public and private sector policies and initiatives to reduce the transmission of COVID-19, including the imposition of business closures, travel restrictions, the promotion of social distancing and the adoption of work-from-home and online education by companies, schools and institutions are impacting how customers use our networks, products and services, the manner or extent to which we can offer certain products and services, and the ability of certain suppliers and vendors to provide products and services to us.

Due to the uncertainty surrounding the magnitude, duration and potential outcomes of the COVID-19 pandemic, we are unable at this time to predict its impact on our operations, liquidity, financial condition and results, but the impact may be material.

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

About Forward-Looking Information

This news release includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition. Forward-looking information typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them. Forward-looking information includes, but is not limited to, statements relating to plans we have implemented in response to the COVID-19 pandemic and its expected impact on us and all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others: general economic and industry growth rates, currency exchange rates and interest rates, product pricing levels and competitive intensity, subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; the integration of acquisitions; industry structure and stability; and the impact of COVID-19 pandemic on our operations, liquidity, financial condition and results.

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to: regulatory changes; technological changes; economic, geopolitical and other conditions affecting commercial activity; unanticipated changes in content or equipment costs; changing conditions in the entertainment, information, and/or communications industries; the integration of acquisitions; litigation and tax matters; the level of competitive intensity; the emergence of new opportunities; new interpretations and new accounting standards from accounting standards bodies; and potential adverse impacts of the COVID-19 pandemic, including the risk of a material reduction in demand, or increase in delinquent or unpaid bills, for our products and services due to job losses and associated financial hardship, issues delivering certain products and services, or maintaining or upgrading our networks, due to store closures and supply chain disruptions, significant additional capital expenditures to maintain or expand our networks in order to accommodate substantially increased network usage, lost revenue due to the suspension of sports leagues and associated programming, and higher all-in costs for new capital. These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein. Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections in our 2019 Annual MD&A entitled “Regulation In Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively.

For further information:

Investor Relations, 416.935.7777, investor.relations@rci.rogers.com